SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Publicly-held Company”)

CNPJ/ME No 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 29, 2022

I.             Date, Time and Place: On March 29, 2022, at 12:00 p.m., held at the head office of Gol Linhas Aéreas Inteligentes S.A. (“Company”), at Praça Comandante Linneu Gomes, s/nº, Portaria 3, in the Meeting Room of the Board of Directors, Jardim Aeroporto, Zip Code 04626-020, in the City and State of São Paulo.

II.           Call Notice and Attendance: The call notice was waived due to the attendance of all members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Anna Luiza Serwy Constantino, Antonio Kandir, André Béla Jánszky, Germán Pasquale Quiroga Vilardo and Philipp Schiemer.

III.          Presiding Board: Mr. Constantino de Oliveira Junior was the Chairman of the meeting, and invited me, Ana Beatriz M. P. de Almeida Lobo, to act as secretary of the meeting.

IV.         Agenda: To pass resolutions on the following matters:

(i) the Management Proposal for the Annual General and Extraordinary Shareholders’ Meeting of the Company to be submitted to the Annual General and Extraordinary Shareholders’ Meeting of the Company, required by applicable laws, especially CVM Instruction No. 481/09 (“ICVM 481/09”), including: a) the proposal for the management compensation for the fiscal year of 2022; and b) the proposal for allocation of the results of the fiscal year of 2021.

V.       Resolutions: Following the necessary explanation and detailed analysis of the documents regarding the matters listed herein, the Board of Directors of the Company approved, by unanimous voting, without any restrictions or reservations: (i) the Management Proposal to be submitted to the Annual General and Extraordinary Shareholders’ Meeting of the Company, as required by applicable laws, especially ICVM 481/09, including the proposal for the management global compensation for the fiscal year of 2022, in the amount of R$ 28,173,890.20 (twenty-eight million, one hundred and seventy-three thousand, eight hundred and ninety reais and twenty cents). The directors stated that no distribution of dividends related to the fiscal year of 2021 shall be made to the shareholders given that the Company has recorded a loss for such fiscal year. The Management Proposal to be submitted to the Annual General and Extraordinary Shareholders’ Meeting were duly initialed by the Presiding Board, filed at the head office of the Company, and will be disclosed to shareholders in accordance with the applicable law.

VI.       Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it and, since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures: Presiding Board – Chairman, Mr. Constantino de Oliveira Junior; Secretary, Ana Beatriz M. P. de Almeida Lobo. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Antonio Kandir, Germán Pasquale Quiroga Vilardo, André Béla Jánszky, Anna Luiza Serwy Constantino e Philipp Schiemer.

I hereby certify that this is a faithful copy of the minutes that were drawn up in the proper book.

São Paulo, March 29, 2022.

__________________________________ Constantino de Oliveira Junior Chairman	__________________________________ Ana Beatriz M. P. de Almeida Lobo Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer